20F ITEM 19 Exhibit 4.o

THIS AGREEMENT is made as of the 13th day of January, 2004

BETWEEN:

KIMBER RESOURCES INC., a company duly incorporated under the laws of the Province of British Columbia, having its head office located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6

(the "Company")

OF THE FIRST PART

AND:

ROBERT V. LONGE, Executive, of 4762 The Highway, West Vancouver, British Columbia, V7W 1J5

(the "Executive")

OF THE SECOND PART

WHEREAS:

A.
The Executive has been or is deemed to have been employed by the Company since 1995 and provides management expertise essential to achieve the strategic plan of the Company mandated by its Board of Directors and is currently employed in the capacity of President and CEO of the Company and an officer and/or director of certain of its subsidiary and affiliated companies;

B.	The Company provides and will in the future provide for the Executive's Benefit Plans as hereinafter defined;

C.
For their mutual benefit, the Company and the Executive are desirous of continuing the valuable services of the Executive to the Company and providing for the rights of each party in the event of a Change in Control of the Company as hereunder defined by execution and delivery of this Agreement.

WITNESSETH that in consideration of the sum of$1.00 now paid by the Executive to the Company and the respective covenants and agreements herein contained, and for other good and valuable consideration, including the past service of the Executive to the Company (the receipt and sufficiency of which both of the parties acknowledge), the parties hereto covenant and agree each with the other as follows:

1. Definitions

In this Agreement:

(a)
"Basic Salary" means $9,500 per month, or such greater amount as the Board of Directors or the Compensation Committee of the Board of Directors of the Company authorizes as the monthly salary payable by the Company to the Executive;

(b)
"Benefit Plans" means the stock option, insurance, sick leave, long term disability, medical, dental, and other executive and employee benefit plans, perquisites and privileges provided by the Company as they may exist from time to time;

(c)
"Change in Control of the Company" means the acquisition, directly or indirectly whether through one transaction or a number of transactions, by any person or group of persons acting in concert of voting shares of the Company (including securities of the Company which on conversion will become voting shares), ("Voting Shares") such that such person or group of persons hold, directly or indirectly, a sufficient number of the then outstanding Voting Shares to affect materially the control of the Company, and, where a person or group of persons acting in concert hold more than 20% of the Voting Shares, the person or group of persons acting in concert, shall, in the absence of evidence to the contrary, be deemed to hold a sufficient number of the Voting Shares to affect materially the control of 'the Company. Provided however, a Change in Control of the Company shall be deemed not to have occurred, if, before an Adverse Change in the Executive's Position occurs, the said person or group of persons acting in concert reduce the number of Voting Shares held by him or them, directly or indirectly, so that he or they no longer hold a sufficient number of Voting Shares to affect materially the control of the Company, by disposing of Voting Shares to another person or group of persons none of whom was a member of the first mentioned group of persons, and provided there has not been another or subsequent Change in Control of the Company;

(d)
"Adverse Change in the Executive's Position" means a material adverse change in the duties, responsibilities or terms of employment of the executive imposed unilaterally by the Company, including a change of city in which the Executive normally works, a reduction in salary paid to the Executive, a reduction in the benefits under the Benefit Plans paid or provided to the Executive, or a failure by the Company to provide any increase in the salary or benefits under the Benefit Plans paid to the Executive forthwith upon increases of one or both of those types being provided to a majority of the other officers the Company.

(e)	"Termination Date" means the effective date of termination of employment of the Executive pursuant to the provisions hereof.

2. Term

(a)
Subject to paragraphs 3 and 4 hereof, this Agreement shall commence on the date of this Agreement and continue until the earlier of five (5) years from the date of this Agreement, or the date on which the Executive voluntarily leaves the employment of the Company.

(b)	The term of this Agreement shall be reviewed annually and may be amended and/or extended from time to time by the mutual agreement of the parties.

(c)
If this Agreement is terminated pursuant to subparagraph 2(a), nothing herein contained shall have abrogated and this Agreement shall be deemed not to have abrogated or to have had an effect whatsoever on the Executive's rights at law, in equity or otherwise including, without limitation, the right to reasonable notice of termination of employment and this Agreement shall be deemed never to have existed.

3. Right to Severance

If at any time during the term of this Agreement a Change in Control of the Company occurs and, within twelve months thereafter there is an Adverse Change in the Executive's Position, the Executive may resign as an employee, officer and director of the Company by giving notice to the Company within 90 days of the Executive becoming aware of the Adverse Change in the Executive's Position and such resignation shall become effective 90 days after the receipt by the Company of such notice.

4. Termination for Cause

Notwithstanding anything contained in this Agreement to the contrary , the employment of the Executive may be terminated at any time for just cause.

5. Effect on Termination

If a Change in Control of the Company occurs during the term of this Agreement and the Executive resigns pursuant to paragraph 3 hereof or the Executive is dismissed without just cause within two (2) years following such Change in Control of the Company, the Executive shall be entitled only to the following payments and benefits on the following terms and conditions:

(a)	if the Executive has been employed by or provided on-going services to the Company for 12 months or less:

	(i)	the Executive shall be entitled to receive as a lump sum the amount obtained by multiplying the Executive's Basic Salary on the date of resignation or dismissal by 6;

	(ii)	the Executive may exercise all rights which have vested, or would have vested in him at any time in the future had he not resigned or been dismissed, under the Kimber Resources Inc. 2002 Stock Option Plan as it exists at the Termination Date, provide that any such rights which are not exercised before the expiry of 90 days following the Termination Date or before 4:30 p.m., Vancouver time, on the expiration date stated in the stock option agreement in which such rights were granted, whichever is earlier, shall be null and void;

(iii)
the Executive shall be entitled to receive as a lump sum the amount which the Company would have to pay to provide for a period of one (1) year from the Termination Date the benefits to which the Executive and his family were entitled immediately before the termination Date under the Benefit Plans (exclusive of bonus or incentive plans, stock option plans, stock purchase plans or similar plans, disability benefit plans and pension plans and supplemental pension plans);

(iv)
the Executive shall be entitled to receive, as a lump sum, compensation at the Executive's Basic Salary on the date of resignation or dismissal for any holidays or vacations earned but unpaid up to the Termination Date.

(b)	if the Executive has been employed by or provided on-going services to the Company for more than 12 months and less than 36 months:

(i)
the Executive shall be entitled to receive as a lump sum the amount obtained by multiplying the Executive's Basic Salary on the date of resignation or dismissal by the number of months and part months that he was employed by the Company;

(ii)
the Executive may exercise all rights which have vested, or would have vested in him at any time in the future had he not resigned or been dismissed, under the Kimber Resources Inc. 2002 Stock Option Plan as it exists at the Termination Date, provide that any such rights which are not exercised before the expiry of 90 days following the Termination Date or before 4:30 p.m., Vancouver time, on the expiration date stated in the stock option agreement in which such rights were granted, whichever is earlier, shall be null and void;

(iii)
the Executive shall be entitled to receive as a lump sum the amount which the Company would have to pay to provide for a period equal to the number of months and part months that he was employed by the Company from the Termination Date the benefits to which the Executive and his family were entitled immediately before the Termination Date under the Benefit Plans (exclusive of bonus or incentive plans, stock options plans, stock purchase plans or similar plans, disability benefit plans and pension plans and supplemental pension plans); and

(iv)
the Executive shall be entitled to receive, as a lump sum, compensation at the Executive's Basic Salary on the date of resignation or dismissal for any holidays or vacations earned but unpaid up to the Termination Date.

(c)	if the Executive has been employed by or provided on-going services to the Company for 36 or more months:

(i) the Executive shall be entitled to receive as a lump sum the amount obtained by multiplying the Executive's Basic Salary on the date of resignation or dismissal by 36;

(ii)
the Executive may exercise all rights which have vested, or would have vested in him at any time in the future had he not resigned or been dismissed, under the Kimber Resources Inc. 2002 Stock Option Plan as it exists at the Termination Date, provide that any such rights which are not exercised before the expiry of 90 days following the Termination Date or before 4:30 p.m., Vancouver time, on the expiration date stated in the stock option agreement in which such rights were granted, whichever is earlier, shall be null and void;

(iii)
the Executive shall be entitled to receive as a lump sum the amount which the Company would have to pay to provide for a period of three (3) years from the Termination Date the benefits to which the Executive and his family were entitled immediately before the termination Date under the Benefit Plans (exclusive of bonus or incentive plans, stock option plans, stock purchase plans or similar plans, disability benefit plans and pension plans and supplemental pension plans); and

(iv)
the Executive shall be entitled to receive, as a lump sum, compensation at the Executive's Basic Salary on the date of resignation or dismissal for any holidays or vacations earned but unpaid up to the Termination Date.

(d)
Any payment to be made to the Executive pursuant to this Agreement shall, at the option of the Executive, be paid directly to the Executive or be paid to a trustee, person, party, fund or plan nominated by the Executive.

(e)
In the event of any conflict or inconsistency between the terms of the 2002 Stock Option Plan of the Company as it exists from time to time or any option granted thereunder and the terms of this Agreement, the terms of this Agreement shall prevail.

(f)	This Agreement, and any claimed or actual breach thereof by the Executive, shall not in any way adversely affect the Executive's rights and benefits and those of his heirs, personal representatives, executors, administrators and estate under the Benefit Plans.

(g)
If the Executive has the right to resign in accordance with the terms of paragraph 3 or is dismissed as contemplated by this paragraph 5, all of the rights of the Executive shall survive the termination of this Agreement and the Executive shall be entitled to exercise all rights pursuant to this Agreement as if this Agreement had not terminated.

6. Legality

If any one or more of the provisions of this Agreement for any reason are held to be illegal or invalid then such illegality or invalidity shall not affect any other provision hereof, but this Agreement shall be construed and enforced as if such illegal or invalid provision or provisions had never been contained herein.

7. Waiver

Any waiver by either the Company or the Executive of any breach of covenant on the part of the other of them shall not constitute a waiver of any subsequent breach.

8. Legal Counsel

Any and all legal fees, costs and disbursements which the Executive may be required to pay to enforce or defend his rights under this Agreement shall be paid or reimbursed to the Executive by the Company on a regular, periodic basis upon presentation by the Executive of a statement or statements prepared by his counsel in accordance with its or their customary practices.

9. Notices

All notices to one party to this Agreement by the other shall be in writing and delivered to the following addresses:

To the Company:	KIMBER RESOURCES INC.
Suite 215 - 800 West Pender Street,
Vancouver, BC, V6C 2V6
Attention: President

To the Executive:	ROBERT V. LONGE
4762 The Highway
West Vancouver, British Columbia
V7W 1J5

or to such other address as may be specified by one party to the other in a notice given in the manner herein provided. Any notice given in such manner shall be deemed to have been received by the party to whom it is given on the date of delivery.

10. Time

Time shall be of the essence of this Agreement.

11. No Assignment

This Agreement shall not be assigned or transferred by the Executive or the Company without the prior written consent of the other. Any assignment or transfer without such consent shall be null and void.

12. Enurement

This Agreement shall ensure to the benefit of and be binding upon the parties hereto andtheir respective heirs, personal representatives, executors, administrators, successors and permitted assigns.

Kimber Resources Inc.

per: J. John Kalmet
Director

Executed by ROBERT V. LONGE
as of the date first above written in the
presence of:

"Elisa Hoole"	"R. V. Longe"
Signature	ROBERT V. LONGE

4-1075 W. Broadway
Address

Vancouver. BC

V6H 1E2